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                      SECURITIES AND EXCHANGE COMMISSION
                            Washington, D.C. 20549

                                  SCHEDULE 13D

                   Under the Securities Exchange Act of 1934
                              (Amendment No. __)

                               Atlas Corporation
--------------------------------------------------------------------------------
                               (Name of Issuer)

                                 Common Stock
--------------------------------------------------------------------------------
                        (Title of Class of Securities)

                                   049267305
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                                (CUSIP Number)

     Steven W. Phillips, 405 W. Franklin, Tucson, AZ 85701 (520) 798-3803
--------------------------------------------------------------------------------
     (Name, Address and Telephone Number of Person Authorized to Receive
                          Notices and Communications)

                                October 7, 1996
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            (Date of Event which Requires filing of this Statement)

     If the filing person has previously filed a statement on Schedule 13G to report the acquisition which is subject of this Schedule 13D, and is filing this schedule because of Rule 13d-1(b)(3) or (4), check the following box / /.

     Check the following box if a fee is being paid with this statement /X/.

     1) Name of Reporting Person. S.S. or I.R.S. Identification No. of Above Person H.R. Shipes, SSN: ###-##-####
                ----------------------------------------------------------------

     2)  Check the Appropriate Box if a Member of a Group
         (a)    n/a
            --------------------------------------------------------------------
         (b)    n/a
            --------------------------------------------------------------------
     3)  SEC Use Only
                     -----------------------------------------------------------
     4)  Source of Funds  Shares of Suramco Metals, Inc.
                        --------------------------------------------------------
         -----------------------------------------------------------------------
     5) Check if Disclosure of Legal Proceedings is Required Pursuant to Items 2(d) or 2(e)
                     -----------------------------------------------------------
     6)  Citizenship or Place of Organization  United States
                                             -----------------------------------

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Number of     7)  Sole Voting Power   2,117,646
Shares Bene-                       ---------------------------------------------
ficially      8)  Shared Voting Power
owned by                             -------------------------------------------
Each Report-  9)  Sole Dispositive Power  2,117,646
ing Person                              ----------------------------------------
with          10) Shared Dispositive Power
                                          --------------------------------------
      11)  Aggregate Amount Beneficially Owned by Each Reporting Person

               1,960,783
           ---------------------------------------------------------------------

      12)  Check if the Aggregate Amount in Row 11 Excludes Certain Shares /X/

      13)  Percent of Class Represented by Amount in Row 11   8.1387%
                                                           ---------------------
      14)  Type of Reporting Person  IN
                                   ---------------------------------------------

                                    ITEM 1
                              Security and Issuer

Title of Class of Equity Security:   Common Stock
                                  ----------------------------------------------

Name and Address of Issuer's Principal Executive Offices:  Atlas Corporation
                                                         -----------------------
   370 17th Street, Suite 3050, Denver, CO 80202
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                                    ITEM 2
                            Identity and Background

                                   ITEM 2(a)

Name of Person Filing: H.R. Shipes

                                   ITEM 2(b)

Address of Principal Business Office or, if none, Residence: 335 North Wilmot Road, Suite 400, Tucson, Arizona 85711.

                                   ITEM 2(c)

Present Principal Occupation or Employment and the Name, Principal Business and Address of Corporation or Other Organization in Which Such Employment is
Conducted: Mining Executive; 335 North Wilmot Road, Suite 400, Tucson, Arizona 85711.

                                   ITEM 2(d)

The person filing this Schedule 13D has not, during the last five years, been convicted in a criminal proceeding.

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                                   ITEM 2(e)

The person filing this Schedule 13D has not, during the last five years, been a party to a civil proceeding of a judicial or administrative body of competent jurisdiction.

                                   ITEM 2(f)

Citizenship: United States

                                    ITEM 3

               SOURCE AND AMOUNT OF FUNDS OR OTHER CONSIDERATION

The Issuer acquired all of the outstanding shares of Suramco Metals Inc. ("Suramco"), of which the Reporting Person was the largest shareholder, pursuant to a stock for stock transaction that was intended to qualify as a tax-free reorganization under Internal Revenue Code Section 368(a) (1) (B) (the "Subject Transaction"). As a holder of stock in Suramco, the Reporting Person exchanged his Suramco Stock for the stock in Issuer described herein.

                                    ITEM 4
                            PURPOSES OF TRANSACTION

The purpose of the Subject Transaction was the Issuer's acquisition of all of the stock in Suramco.

Except as otherwise expressly noted below, the Reporting Person has no plans or proposals which relate to or would result in any of the following:

        (a) The acquisition by any person of additional securities of the Issuer, or the disposition of securities of the Issuer; provided, however, that the Reporting Person has received the following options to acquire additional stock in the Issuer:

                  Exercise             Date Option             Termination
No. of Shares       Price              Exercisable                 Date
-------------     --------             -----------             -----------
   6,667          $.8125                 10/8/97                 10/7/06
   6,667          $.8125                 10/8/98                 10/7/06
   6,667          $.8125                 10/8/99                 10/7/06

        (b) An extraordinary corporate transaction, such as a merger, reorganization or liquidation, involving the Issuer or any of its subsidiaries;

        (c) A sale or transfer of a material amount of assets of the Issuer or of any of its subsidiaries;

        (d) Any change in the present board of directors or management of the Issuer, including any plans or proposals to

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change the number or term of directors or to fill any existing vacancies on the board;
        (e) Any material change in the present capitalization or dividend policy of the Issuer;

        (f) Any other material change in the Issuer's business or corporate structure;

        (g) Changes in the Issuer's charter, bylaws or instruments corresponding thereto or other actions which may impede the acquisition of control of the Issuer by any person;

        (h) Causing a class of securities of the Issuer to be delisted from a national securities exchange or to cease to be authorized to be quoted in an inter-dealer quotation system of a registered national securities association;

        (i) A class of equity securities of the Issuer becoming eligible for termination of registration pursuant to Section 12(g) (4) of the Securities Act of 1933; or

        (j) Any action similar to any of those enumerated above.

                                    ITEM 5
                     INTEREST IN SECURITIES OF THE ISSUER

        (a) Amount Beneficially Owned:   1,960,783       *
                                       -------------------

        (b) Percent of Class:            8.1387%
                              ----------------------------

        (c) Number of shares as to which such person has:

            (i)   sole power to vote or to direct the vote
                    2,117,646                           **
                  ----------------------------------------
            (ii)  shared power to vote or to direct the vote
                                                        **
                  ----------------------------------------
            (iii) sole power to dispose or to direct the
                  disposition of    2,117,646
                                 -------------------------
            (iv)  shared power to dispose or to direct the
                  disposition of
                                 -------------------------

*This represents the number of shares owned in the name of the Reporting Person and does not include 156,863 shares held in the Reporting Person's name for the benefit of the Reporting Person's minor child under the Uniform Gift to Minor's Act. The Reporting Person disclaims any beneficial interest in such shares.

**This number includes the 156,863 shares held in the Reporting Person's name for the benefit of the Reporting Person's minor child under the Uniform Gift to Minor's Act.

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                                    ITEM 6
                    CONTRACTS, ARRANGEMENTS, UNDERSTANDINGS
                  OR RELATIONSHIPS WITH RESPECT TO SECURITIES
                                 OF THE ISSUER

                                Not Applicable

                                    ITEM 7
                       MATERIAL TO BE FILED AS EXHIBITS
                                Not Applicable

Signature

        After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

10-25-96
-----------------------
Date

/s/ H.R. Shipes
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Signature

H.R. Shipes
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Name/Title

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